Regulatory Announcement

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RECEIVED

2007 JUN 29 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:59 20-Jun-07
Number	7371Y

RNS Number:7371Y
Tesco PLC
20 June 2007

07024806

SUPPL

Tesco PLC

Transactions in Own Shares

Tesco PLC announces that on 20 June 2007 it purchased from Panmure Gordon 10,800,000 ordinary shares at an average price of 429.3035 pence per share. The purchased shares will be cancelled.

20 June 2007

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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